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                          May 10, 2022

       Cynthia Hu
       Chief Legal Officer & Secretary
       Mind Medicine (MindMed) Inc.
       One World Trade Center
       Suite 8500
       New York, New York 10007

                                                        Re: Mind Medicine
(MindMed) Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 4, 2022
                                                            File No. 333-264648

       Dear Ms. Hu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Sansom